UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

HCA Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

404119109

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404119109

1.	Name of Reporting Person KKR Millennium Fund L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 91,845,692*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 91,845,692*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 97.3%*

12.	Type of Reporting Person (See Instructions) OO

*	Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc. See Item 4 of the Statement on Schedule 13G.

CUSIP No. 404119109

1.	Name of Reporting Person KKR Associates Millennium L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 91,845,692*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 91,845,692*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 97.3%*

12.	Type of Reporting Person (See Instructions) OO

*	Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc. See Item 4 of the Statement on Schedule 13G.

CUSIP No. 404119109

1.	Name of Reporting Person KKR Millennium GP LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 91,845,692*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 91,845,692*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 97.3%*

12.	Type of Reporting Person (See Instructions) OO

*	Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc. See Item 4 of the Statement on Schedule 13G.

CUSIP No. 404119109

1.	Name of Reporting Person KKR 2006 Fund L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 91,845,692*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 91,845,692*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 97.3%*

12.	Type of Reporting Person (See Instructions) OO

*	Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc. See Item 4 of the Statement on Schedule 13G.

CUSIP No. 404119109

1.	Name of Reporting Person KKR Associates 2006 L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 91,845,692*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 91,845,692*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 97.3%*

12.	Type of Reporting Person (See Instructions) OO

*	Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc. See Item 4 of the Statement on Schedule 13G.

CUSIP No. 404119109

1.	Name of Reporting Person KKR 2006 GP LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 91,845,692*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 91,845,692*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 97.3%*

12.	Type of Reporting Person (See Instructions) OO

*	Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc. See Item 4 of the Statement on Schedule 13G.

CUSIP No. 404119109

1.	Name of Reporting Person OPERF Co-Investment L.L.C.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 91,845,692*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 91,845,692*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 97.3%*

12.	Type of Reporting Person (See Instructions) OO

*	Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc. See Item 4 of the Statement on Schedule 13G.

CUSIP No. 404119109

1.	Name of Reporting Person KKR PEI Investments, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 91,845,692*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 91,845,692*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 97.3%*

12.	Type of Reporting Person (See Instructions) OO

*	Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc. See Item 4 of the Statement on Schedule 13G.

CUSIP No. 404119109

1.	Name of Reporting Person KKR PEI Associates, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 91,845,692*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 91,845,692*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 97.3%*

12.	Type of Reporting Person (See Instructions) OO

*	Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc. See Item 4 of the Statement on Schedule 13G.

CUSIP No. 404119109

1.	Name of Reporting Person KKR PEI GP Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 91,845,692*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 91,845,692*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 97.3%*

12.	Type of Reporting Person (See Instructions) OO

*	Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc. See Item 4 of the Statement on Schedule 13G.

CUSIP No. 404119109

1.	Name of Reporting Person Kohlberg Kravis Roberts & Co. L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 91,845,692*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 91,845,692*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 97.3%*

12.	Type of Reporting Person (See Instructions) OO

*	Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc. See Item 4 of the Statement on Schedule 13G.

CUSIP No. 404119109

1.	Name of Reporting Person KKR & Co. LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 91,845,692*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 91,845,692*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 97.3%*

12.	Type of Reporting Person (See Instructions) OO

*	Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc. See Item 4 of the Statement on Schedule 13G.

CUSIP No. 404119109

1.	Name of Reporting Person KKR Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 91,845,692*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 91,845,692*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 97.3%*

12.	Type of Reporting Person (See Instructions) OO

*	Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc. See Item 4 of the Statement on Schedule 13G.

CUSIP No. 404119109

1.	Name of Reporting Person KKR III GP L.L.C.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 91,845,692*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 91,845,692*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,845,692*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 97.3%*

12.	Type of Reporting Person (See Instructions) OO

*	Represents the aggregate number of shares of common stock of HCA Inc. held by Hercules Holding II, LLC, the parent of HCA Inc. See Item 4 of the Statement on Schedule 13G.

CUSIP No. 404119109

STATEMENT ON SCHEDULE 13G

Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Act”), and as provided in the Joint Filing Agreement filed as Exhibit 1 to this Statement on Schedule 13G (this “Schedule 13G”), each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their ownership of common stock, par value $0.01 per share (the “Shares”), of HCA Inc. (the “Issuer”).

Item 1.
(a)	Name of Issuer: HCA Inc.
(b)	Address of Issuer’s Principal Executive Offices: One Park Plaza Nashville, Tennessee 37203

Item 2.
(a)

Name of Person Filing:
KKR Millennium Fund L.P.

KKR Associates Millennium L.P.

KKR Millennium GP LLC

KKR 2006 Fund L.P.

KKR Associates 2006 L.P.

KKR 2006 GP LLC

OPERF Co-Investment L.L.C.

KKR PEI Investments, L.P.

KKR PEI Associates, L.P.

KKR PEI GP Limited

Kohlberg Kravis Roberts & Co. L.P.

KKR & Co. L.L.C.

KKR Partners III, L.P.

KKR III GP L.L.C.

(b)	Address of Principal Business Office, or, if none, Residence: c/o Kohlberg Kravis Roberts & Co. 9 West 57th Street, Suite 4200 New York, NY 10019

CUSIP No. 404119109

(c)	Citizenship: See Item 4 of each cover page.
(d)	Title of Class of Securities: Common stock, $0.01 par value per share.
(e)	CUSIP Number: 404119109

Item 3.
Not applicable.

Item 4.	Ownership.

(a)

Amount beneficially owned:

Hercules Holding II, LLC holds 91,845,692 Shares, or 97.3%, of the common stock of the Issuer based on 94,367,464 outstanding Shares as of December 31, 2008.  The units of Hercules Holding II, LLC are held by a private investor group, including affiliates of each of Bain Capital Investors, LLC, Kohlberg Kravis Roberts & Co. L.P. and Merrill Lynch Global Private Equity and affiliates of Dr. Thomas F. Frist, Jr, the founder of the Issuer, all of whom are parties to the limited liability company agreement of Hercules Holding II, LLC.  On January 1, 2009, Merrill Lynch & Co., Inc., the parent of Merrill Lynch Global Private Equity, was acquired by Bank of America Corporation.  Prior to the acquisition of Merrill Lynch & Co., Inc. by Bank of America Corporation, affiliates of Bank of America Corporation also held certain units of Hercules Holding II, LLC and were parties to the limited liability company agreement of Hercules Holding II, LLC.

Each member of the investment group and its affiliates may be deemed to be a member of a group exercising voting and investment control over the Shares held by Hercules Holding II, LLC.  However, each such person disclaims membership in any such group and disclaims beneficial ownership of such Shares.  Affiliates each of Bain Capital Investors, LLC, Kohlberg Kravis Roberts & Co. L.P. and Merrill Lynch Global Private Equity have the right under Hercules Holding II, LLC’s limited liability company agreement to nominate up to three directors of the Issuer, and affiliates of Dr. Thomas F. Frist, Jr. collectively have the right to nominate up to two directors of the Issuer.

KKR Millennium Fund L.P. (“Millennium Fund”) directly owns 9,313,725, or 10.1%, of the units of Hercules Holding II, LLC.  As the sole general partner of the Millennium Fund, KKR Associates Millennium L.P. may be deemed to share voting and dispositive power with respect to any Shares beneficially owned by the Millennium Fund.  As the sole general partner of KKR Associates Millennium L.P., KKR Millennium GP LLC also

CUSIP No. 404119109

may be deemed to share voting and dispositive power with respect to any Shares beneficially owned by the Millennium Fund.  The Millennium Fund, KKR Associates Millennium L.P. and KKR Millennium GP LLC disclaim beneficial ownership of such Shares.  KKR Millennium GP LLC is a limited liability company, the managing members of which are Messrs. Henry R. Kravis and George R. Roberts, and the other members of which are James H. Greene, Jr., Paul E. Raether, Michael W. Michelson, Perry Golkin, Johannes P. Huth, Todd A. Fisher, Alexander Navab, Marc S. Lipschultz, Reinhard Gorenflos, Jacques Garaïalde, Michael M. Calbert, Scott C. Nuttall and William J. Janetschek.  Mr. Michelson is a member of the board of directors of the Issuer. Each such individual may be deemed to share voting and dispositive power with respect to any Shares beneficially owned by KKR Millennium GP LLC but disclaims beneficial ownership of such Shares.

KKR 2006 Fund L.P. (the “2006 Fund”) directly owns 8,642,157, or 9.4%, of the units of Hercules Holding II, LLC.  OPERF Co-Investment LLC (“OPERF Co-Investment”) directly owns 196,078, or 0.2%, of the units of Hercules Holding II, LLC.  As the sole general partner of the 2006 Fund and as the sole general manager of OPERF Co-Investment, KKR Associates 2006 L.P. may be deemed to share voting and dispositive power with respect to any Shares beneficially owned by the 2006 Fund and by OPERF Co-Investment.  As the sole general partner of KKR Associates 2006 L.P., KKR 2006 GP LLC may also be deemed to share voting and dispositive power with respect to any Shares beneficially owned by the 2006 Fund and by OPERF Co-Investment.  The 2006 Fund, OPERF Co-Investment, KKR Associates 2006 L.P. and KKR 2006 GP LLC disclaim beneficial ownership of such Shares.  KKR 2006 GP LLC is a limited liability company, the managing members of which are Messrs. Henry R. Kravis and George R. Roberts, and the other members of which are Michael W. Michelson, Perry Golkin, Johannes P. Huth, Todd A. Fisher, Alexander Navab, Marc S. Lipschultz, Reinhard Gorenflos, Scott C. Nuttall, Joseph Y. Bae, Brian F. Carroll, John K. Saer, Jr. and William J. Janetschek.  Each such individual may be deemed to share voting and dispositive power with respect to any Shares beneficially owned by KKR 2006 GP LLC but disclaims beneficial ownership of such Shares.

KKR PEI Investments, L.P. (“PEI Investments”) directly owns 4,901,961, or 5.3%, of the units of Hercules Holding II, LLC.  As the sole general partner of PEI Investments, KKR PEI Associates, L.P. may be deemed to share voting and dispositive power with respect to any Shares beneficially owned by PEI Investments.  As the sole general partner of KKR PEI Associates, L.P., KKR PEI GP Limited may also be deemed to share voting and dispositive power with respect to any Shares beneficially owned by PEI Investments.  PEI Investments, KKR PEI Associates, L.P. and KKR PEI GP Limited disclaim beneficial ownership of such Shares.  Kohlberg Kravis Roberts & Co. L.P., pursuant to a services agreement with KKR PEI GP Limited, may be deemed to share voting and dispositive power with respect to any Shares beneficially owned by PEI Investments.  KKR & Co. L.L.C. is the general partner of Kohlberg Kravis Roberts & Co. L.P.  Kohlberg Kravis Roberts & Co. L.P. and KKR & Co. L.L.C. disclaim beneficial ownership of such Shares.  The managing members of KKR & Co. L.L.C. are Henry R. Kravis and George R. Roberts.  The other members of KKR & Co. L.L.C. include certain

CUSIP No. 404119109

individuals named in this Item 4(a) and other executives of Kohlberg Kravis Roberts & Co. L.P.  Messrs. Kravis and Roberts, as managing members of KKR & Co. L.L.C., may be deemed to share beneficial ownership of any Shares beneficially owned by KKR & Co. L.L.C. but disclaim beneficial ownership of such Shares.  The other members of KKR & Co. L.L.C. also disclaim beneficial ownership of any Shares beneficially owned by KKR & Co. L.L.C.

KKR Partners III, L.P. (“Partners III”) directly owns 319,411, or 0.3%, of the units of Hercules Holding II, LLC.  As the sole general partner of Partners III, KKR III GP LLC may be deemed to share voting and dispositive power with respect to any Shares beneficially owned by Partners III.  Partners III and KKR III GP LLC disclaim beneficial ownership of such Shares.  KKR III GP LLC is a limited liability company, the managing members of which are Henry R. Kravis and George R. Roberts. The other members of KKR III GP LLC include certain individuals named in this Item 4(a) and other executives of Kohlberg Kravis Roberts & Co. L.P.  Messrs. Kravis and Roberts, as managing members of KKR III GP LLC, may be deemed to share voting and dispositive power with respect to any Shares beneficially owned by KKR III GP LLC but disclaim beneficial ownership of such shares.  The other members of KKR III GP LLC disclaim beneficial ownership of any Shares beneficially owned by KKR III GP LLC.

The address of the principal business office of each individual named above who is an affiliate of Kohlberg Kravis Roberts & Co. L.P. is c/o Kohlberg Kravis Roberts & Co., 9 West 57th Street, Suite 4200, New York, NY, 10019.  Each such individual who is an affiliate of Kohlberg Kravis Roberts & Co. L.P. is a citizen of the United States, except for Johannes P. Huth and Reinhard Gorenflos, who are citizens of Germany, and Jacques Garaïalde, who is a citizen of France.

(b)	Percent of class: See Item 11 of each cover page, which is based upon Item 6 of each cover page. See also Item 4(a) above.
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote See Item 5 of each cover page.
	(ii)	Shared power to vote or to direct the vote See Item 6 of each cover page.
	(iii)	Sole power to dispose or to direct the disposition of See Item 7 of each cover page.
	(iv)	Shared power to dispose or to direct the disposition of See Item 8 of each cover page.

CUSIP No. 404119109

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.

As stated in Item 4 above, Hercules Holding II, LLC holds 91,845,692 shares, or 97.3%, of the Shares of the Issuer.  Hercules Holding II, LLC is held by a private investor group, including affiliates of each of Bain Capital Investors, LLC, Kohlberg Kravis Roberts & Co. L.P. and Merrill Lynch Global Private Equity and by affiliates of Dr. Thomas F. Frist, Jr., the founder of the Issuer.  On January 1, 2009, Merrill Lynch & Co., Inc., the parent of Merrill Lynch Global Private Equity, was acquired by Bank of America Corporation.  Prior to the acquisition of Merrill Lynch & Co., Inc. by Bank of America Corporation, affiliates of Bank of America Corporation also held certain units of Hercules Holding II, LLC and were parties to the limited liability company agreement of Hercules Holding II, LLC.  Each such person may be deemed to be a member of a group exercising voting and investment control over the Shares held by Hercules Holding II, LLC.  However, each such person disclaims membership in any such group and disclaims beneficial ownership of the Shares reported on this Schedule 13G.  The table below sets forth the persons that may be deemed to be a member of such group, based solely on information received from such persons:

Affiliates of Bain Capital Investors, LLC	Affiliates of Merrill Lynch Global Private Equity	Affiliates of Dr. Thomas F. Frist, Jr.

BCIP TCV, LLC	Bank of America Corporation	Dr. Thomas F. Frist, Jr.
Bain Capital Integral Investors 2006, LLC	Merrill Lynch & Co., Inc.	Thomas F. Frist, III
Bain Capital Hercules Investors, LLC	Merrill Lynch Group, Inc.	Patricia C. Frist
	Merrill Lynch GP Inc.	Patricia F. Elcan
	ML Global Private Equity Partners, L.P.	Frisco, Inc.
	MLGPE Ltd	Frisco Partners
	ML Global Private Equity Fund, L.P.	William R. Frist
ML HCA Co-Invest, Ltd.
ML HCA Co-Invest, LP
Merrill Lynch Ventures, LLC
Merrill Lynch Ventures L.P. 2001

CUSIP No. 404119109

Affiliates of Bain Capital Investors, LLC	Affiliates of Merrill Lynch Global Private Equity	Affiliates of Dr. Thomas F. Frist, Jr.

Each such person has separately complied with its Schedule 13G reporting obligations with respect to the Issuer.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

CUSIP No. 404119109

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 17, 2009

KKR MILLENNIUM FUND L.P.

By:	KKR Associates Millennium L.P., general partner

By:	KKR Millennium GP LLC, general partner

By:	/s/ William Janetschek
Name: William Janetschek
Title: Attorney-in-fact for Henry R. Kravis, Managing Member

KKR ASSOCIATES MILLENNIUM L.P.

By:	KKR Millennium GP LLC, general partner

By:	/s/ William Janetschek
Name: William Janetschek
Title: Attorney-in-fact for Henry R. Kravis, Managing Member

KKR MILLENNIUM GP LLC

By:	/s/ William Janetschek
Name: William Janetschek
Title: Attorney-in-fact for Henry R. Kravis, Managing Member

KKR 2006 FUND L.P.

By:	KKR Associates 2006 L.P., general partner

By:	KKR 2006 GP LLC, general partner

By:	/s/ William Janetschek
Name: William Janetschek
Title: Attorney-in-fact for Henry R. Kravis, Managing Member

CUSIP No. 404119109

KKR ASSOCIATES 2006 L.P.

By:	KKR 2006 GP LLC, general partner

By:	/s/ William Janetschek
Name: William Janetschek
Title: Attorney-in-fact for Henry R. Kravis, Managing Member

KKR 2006 GP LLC

By:	/s/ William Janetschek
Name: William Janetschek
Title: Attorney-in-fact for Henry R. Kravis, Managing Member

OPERF CO-INVESTMENT L.L.C.

By:	KKR Associates 2006 L.P., general partner

By:	KKR 2006 GP LLC, general partner

By:	/s/ William Janetschek
Name: William Janetschek
Title: Attorney-in-fact for Henry R. Kravis, Managing Member

KKR PEI INVESTMENTS, L.P.

By:	KKR PEI Associates L.P., general partner

By:	KKR PEI GP Limited, general partner

By:	/s/ William Janetschek
Name: William Janetschek
Title: Director

CUSIP No. 404119109

KKR PEI ASSOCIATES L.P.

By:	KKR PEI GP Limited, general partner

By:	/s/ William Janetschek
Name: William Janetschek
Title: Director

KKR PEI GP LIMITED

By:	/s/ William Janetschek
Name: William Janetschek
Title: Director

KOHLBERG KRAVIS ROBERTS & CO. L.P.

By:	KKR & Co. L.L.C., general partner

By:	/s/ William Janetschek
Name: William Janetschek
Title: Director

KKR PARTNERS III, L.P.

By:	KKR III GP L.L.C., general partner

By:	/s/ William Janetschek
Name: William Janetschek
Title: Attorney-in-fact for Henry R. Kravis, Managing Member

KKR III GP L.L.C.

By:	/s/ William Janetschek
Name: William Janetschek
Title: Attorney-in-fact for Henry R. Kravis, Managing Member

EXHIBITS

Exhibit Number	Title

1	Joint Filing Agreement

2	Power of Attorney of each Reporting Person (incorporated by reference to Exhibit 24.1 to the Form 3 filed by KKR Millennium Fund, L.P. with respect to HCA Inc. on April 29, 2008).